UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

Amplify Snack Brands, Inc.

(Name of Subject Company)

Amplify Snack Brands, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number of Class of Securities)

Thomas C. Ennis

President and Chief Executive Officer

500 West 5th Street, Suite 900

Austin, Texas 78701

(512) 600-9893

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Bradley C. Weber, Esq.

James A. Matarese, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, California 94025

(650) 752-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2018 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Amplify Snack Brands, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”), a subsidiary of The Hershey Company, a Delaware corporation (“Hershey”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $12.00, net to the seller in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Hershey and Purchaser with the SEC on January 2, 2018, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 2, 2018, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-Looking Statements” a new section as follows:

“Expiration of the Offer; Completion of the Merger.

At 12:00 midnight, New York City time, at the end of Tuesday, January 30, 2018, the Offer expired. The depositary has advised Purchaser that, as of the expiration of the Offer, a total of approximately 71,970,009 Shares, representing approximately 95.1391% of the Company’s currently outstanding Shares, were validly tendered and not withdrawn in the Offer, including 1,849,932 Shares tendered pursuant to guaranteed delivery procedures.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Offer to Purchase), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not properly withdrawn prior to the expiration time of the Offer.

Hershey and Purchaser completed the acquisition of the Company on January 31, 2018 by consummating the Merger pursuant to the Merger Agreement without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company surviving the Merger and continuing as a wholly owned subsidiary of Hershey. As of the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by Hershey or Purchaser, or any direct or indirect wholly owned subsidiaries of Hershey or Purchaser, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by the Company’s stockholders who properly demanded and perfected appraisal rights under Delaware law) was converted into the right to receive an amount in cash equal to $12.00 per Share, net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the New York Stock Exchange. Hershey and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On January 31, 2018, Hershey issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) hereto, and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(B)	Press Release issued by The Hershey Company, dated January 31, 2018, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO filed by The Hershey Company and Alphabet Merger Sub Inc. with the Securities and Exchange Commission on January 31, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 31, 2018

Amplify Snack Brands, Inc.

By:	/s/ Thomas C. Ennis
Name:	Thomas C. Ennis
Title:	President and Chief Executive Officer

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